NO ACT

DC
PO
1-31-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



Received SEC
MAR 27 2008
Washington, DC 20549

March 27, 2008

Christopher M. Bartoli
Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, IL 60601

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/27/2008

Re: priceline.com Incorporated
Incoming letter dated January 31, 2008

Dear Mr. Bartoli:

This is in response to your letters dated January 31, 2008, February 7, 2008, and February 14, 2008 concerning the shareholder proposal submitted to priceline.com by John Chevedden. We also have received letters from the proponent dated January 31, 2008 and February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

BAKER & MCKENZIE

Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601, USA

Tel: +1 312 861 8000
Fax: +1 312 861 2899
chicago.information@bakernet.com
www.bakernet.com

January 31, 2008

Christopher M. Bartoli
Tel: +1 312 861 8676
christopher.m.bartoli@BakerNet.com

Via Hand Delivery

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: *Stockholder Proposal of John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

We write to advise you that our client, priceline.com Incorporated, a Delaware corporation ("Corporation"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof ("Proposal") received from John Chevedden ("Proponent") dated December 17, 2007 and updated January 2, 2008.

Pursuant to Rule 14a-8(j), we have:

- Enclosed herewith six (6) copies of this letter and its attachments;
- Filed this letter with the Securities and Exchange Commission ("Commission") no later than eighty (80) calendar days before the Corporation files its definitive 2008 Proxy Materials with the Commission; and
- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) requires stockholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). As such, please consider this as notice to the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Corporation pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

Pursuant to the following, we believe that the Proposal may properly be excluded from the Corporation's 2008 Proxy Materials based on the following grounds:

- Rule 14a-8(i)(2): implementation of the Proposal would cause the Corporation to violate state law;

- Rule 14a-8(i)(1): the Proposal is not a proper subject for action by the Corporation's stockholders;
- Rule 14a-8(i)(6): the Corporation lacks the power to implement the Proposal; and
- Rule 14a-8(i)(3): the Proposal is vague and indefinite.

THE PROPOSAL

The Proposal requests that the Corporation's Board of Directors "take the steps necessary to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting..." A copy of the foregoing (both the original and as it was updated) is attached to this letter as Exhibit A.

ANALYSIS

I. Rule 14a-8(i)(2) Permits Exclusion of the Proposal Because Implementation of the Proposal Would Cause the Corporation to Violate Delaware Law.

Under Rule 14a-8(i)(2), a stockholder proposal may be omitted from the proxy statement if its implementation would cause the company to violate applicable law. For the reasons set forth below and in the legal opinion regarding Delaware law from Potter Anderson & Corroon LLP attached hereto as Exhibit B ("Delaware Law Opinion"), the Corporation believes that implementation of the Proposal would cause the Corporation to violate the Delaware General Corporation Law ("DGCL").[1]

The Proposal requests that the Board amend the Corporation's bylaws and other governing documents to permit certain stockholders to call special stockholder meetings of the Corporation. Thus, the Proposal requests that the Board amend the bylaws of the Corporation. The DGCL, however, prohibits the bylaws of a corporation from being "inconsistent with ... the certificate of incorporation." *See 8 Del. C.* § 109(b). The Corporation's Amended and Restated Certificate of Incorporation ("Certificate") provides in Article FIFTH, Section 7(iv) that "the stockholders of the Corporation may not call a special meeting of the stockholders of the Corporation." See Exhibit C. As discussed in the Delaware Law Opinion, since the Certificate forbids the stockholders from calling special stockholder meetings, implementation of the Proposal to have the Board of Directors amend the bylaws (and other appropriate governing documents) would create an inconsistency between the documents, thereby causing the Corporation to violate the DGCL.

The Staff has previously concurred that stockholder proposals requesting an amendment of the bylaws and other governing documents that would result in a violation of state law could properly be omitted from the proxy statements under Rule 14a-8(i)(2). *See Tiffany & Co.*

---

[1] The Corporation was incorporated in the State of Delaware, and as such, is subject to the DGCL.

(avail. Mar. 26, 2007); *see also Tiffany & Co.* (avail. Mar. 13, 2007) (stockholder proposal requesting an amendment to the bylaws and governing documents to provide certain stockholders with the power to call a special stockholder meeting excludable under Rule 14a-8(i)(2) because it conflicted with the certificate of incorporation); *Northrup Grumman Corp.* (avail. Mar. 26, 2007); *see also Northrup Grumman Corp.* (avail. Mar. 13, 2007) (stockholder proposal requesting an amendment to the bylaws and governing documents to provide certain stockholders with the power to call a special stockholder meeting excludable under Rule 14a-8(i)(2) because it conflicted with the certificate of incorporation); *Hercules Inc.* (avail. Feb. 28, 2005) (stockholder proposal requested a bylaw amendment to provide for "per capita" voting found excludable under Rule 14a-8(i)(2) because it was inconsistent with the certificate of incorporation); *AlliedSignal, Inc.,* (avail. Jan. 29, 1999) (stockholder proposal excludable pursuant to Rule 14a-8(i)(2) because the proposed bylaw would conflict with the provisions in the certificate of incorporation and the DGCL that require a greater vote on certain actions); *Weirton Steel Corp.* (avail. Mar. 14, 1995) (stockholder proposal excludable under Rule 14a-8(i)(2) because it asked the Board to amend its bylaws to be inconsistent with its certificate of incorporation). In light of these precedents and the Delaware Law Opinion, we ask the Staff to concur that the Corporation's exclusion of the Proposal from its 2008 Proxy Materials is permissible under Rule 14a-8(i)(2).

II. Rule 14a-8(i)(1) Permits Exclusion of the Proposal Because It is Not a Proper Subject for Stockholder Action.

Under Rule 14a-8(i)(1), a company may exclude a stockholder proposal if it is not a proper subject for action by the stockholders under the laws of the jurisdiction of the company's organization. As the forgoing discussion illustrates, the Proponent has requested an amendment that, if made to the Corporation's bylaws, would conflict with the Corporation's Certificate in violation of Delaware law. The Proposal urges the Board to make changes to the bylaws that it cannot make without also violating Delaware law. *See Tiffany & Co.* *infra; see also Northrup Grumman Corp.* *infra; Farmer Bros. Co. (Franklin)* (avail. Nov. 28, 2003) (stockholder proposal would have conflicted with the company's articles of incorporation); *Pennzoil Corp.* (avail. Mar. 22, 1993) (precatory stockholder proposal excludable because "there is substantial question as to whether, under Delaware law, the directors may adopt a bylaw provision that specifies that it may be amended only by shareholders"); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (precatory stockholder proposal excludable that recommended the company adopt a bylaw which required a per capita voting standard that was opined by Delaware counsel to, if adopted, contravene state law). Accordingly, the Proposal is an improper matter for stockholder action much like the proposals at issue in *Tiffany & Co.* and *Northrup Grumman Corp.* as discussed above. Thus, we believe that the Corporation may omit the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(1).

III. Rule 14a-8(i)(6) Permits Exclusion of the Proposal Because the Corporation Lacks The Power To Implement It.

Under Rule 14a-8(i)(6), a proposal may be excluded if the company would lack the power or authority to implement the proposal. The Proposal may be omitted from the Corporation's 2008 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement it. As noted in the Delaware Law Opinion, a bylaw that conflicts with the certificate of incorporation is a "nullity," and is therefore void. *See Northrup Grumman Corp. infra; see* Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("[A] corporation's by-laws may never contradict its certificate of incorporation"); Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990) ("Where a by-law provision is in conflict with a provision of the charter, the by-law is a 'nullity'"). Accordingly, because implementation of the Proposal would result in a "nullity" under Delaware law, the Board, and therefore the Corporation, lacks the power to adopt it and the Proposal therefore may be excluded under Rule 14a-8(i)(6).

IV. Rule 14a-8(i)(3) Permits Exclusion of the Proposal Because it is Impermissibly Vague and Indefinite.

Pursuant to Rule 14a-8(i)(3), a corporation may exclude a stockholder proposal from its proxy materials where the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that a proposal is contrary to the Commission's proxy rules where it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires ..." *Division of Corporation Finance: Staff Legal Bulletin No. 14B* (Sept. 15, 2004).

The updated version of the Proposal from January 2, 2008 requests that the "Shareholders ask our board to take the steps necessary to amend our bylaws and any other appropriate governing documents..." This version of the Proposal is vague and indefinite because the "steps necessary" to be taken by the Board is subject to varying interpretations, particularly since, as discussed above, an amendment to the bylaws would cause the Corporation to violate the Corporation's Certificate and consequently, the DGCL. The Proposal, as written, does not inform stockholders voting on the Proposal that the Board lacks the power to implement the Proposal and that implementation of the Proposal by the Board would cause the Corporation to violate Delaware law. The Proposal, therefore, contains omissions of material fact and is materially false and misleading for purposes of Rule 14a-8(i)(3). Accordingly, the Proposal is subject to varying interpretations such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

On other occasions the Staff has excluded stockholder proposals that were vague and indefinite, and materially false and misleading. *See Alaska Air Group, Inc.* (avail. Apr. 11, 2007) (stockholder proposal asking the board to take the necessary steps to amend the company's governance documents excludable under Rule 14a-8(i)(3) because it would require that the stockholders speculate about what it is that they were asked to vote on); *Philadelphia Electric Co.* (avail. July 30, 1992) (stockholder proposal asking certain stockholders to refer a plan to the Board "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" excludable as vague and indefinite because the language could have been interpreted in a numerous ways). For these reasons, we believe the Proposal may be excluded under Rule 14a-8(i)(3).

We recognize that the Staff, on occasion, permits proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal." *See Staff Legal Bulletin No. 14B, infra.* However, the Corporation respectfully asks the Staff to decline to grant the Proponent an opportunity to further revise the Proposal to correct the numerous flaws in the Proposal. We note that the Proponent had ample time to draft a resolution that complies with the proxy rules before the one hundred and twenty (120) day deadline set forth in Rule 14a-8(e) expired. In fact, the Proponent already modified his Proposal from the initial Proposal he submitted to the Corporation on or about December 17, 2007. Because the Proposal would require significant revision to comply with Rule 14a-8, the Corporation requests that the Staff agree that the Proposal should be omitted from the Corporation's 2008 Proxy Materials entirely.

CONCLUSION

For the reasons set forth above, we respectfully request that the Staff concur that it will take no action if the Corporation excludes the Proposal from its 2008 Proxy Materials. Please feel free to contact me at (312) 861-8676 if you require any additional information or if you have any questions. Additionally, the Corporation will promptly forward to the Proponent any response from the Staff to this no-action request that the staff transmits by facsimile to the Corporation only.

Sincerely,

Christopher M. Bartoli

Attachments

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Phone: + 1 310 371 7872

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Ralph M. Bahna
Chairman of the Board
priceline.com Incorporated
800 Connecticut Ave
Norwalk CT 06854

Rule 14a-8 Proposal

Dear Mr. Bahna,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

John Chevedden

December 17, 2007
Date

cc: Peter J. Millones Jr.
Corporate Secretary
Phone: 203 299-8000
Fax: 203 299-8948
FX: 203-595-0160
FX 203-299-8915

[PCLN: Rule 14a-8 Proposal, December 17, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a major acquisition, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

John Chevedden, Redondo Beach, Calif. said shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). As a result Honeywell said in a December 2007 news release that it would adopt this proposal topic.

Fidelity and Vanguard also support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

Please encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

PCLN

Post-it® Fax Note 7671	Date 12-20-07 # of pages ▶
To Peter Millones	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 203-299-8978	Fax #

December 20, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 100 shares of each of the following securities since July 1, 2006:

- Lear Corp (LEA)
- Priceline.com Incorporated (PCLN)
- Staples, Inc. (SPLS)
- Alaska Air Group, Inc. (ALK)

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W049870-20DEC07

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Ralph M. Bahna
Chairman of the Board
priceline.com Incorporated
800 Connecticut Ave
Norwalk CT 06854

1-2-08 UPDATE

Rule 14a-8 Proposal

Dear Mr. Bahna,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 17, 2007
Date

cc: Peter J. Millones Jr.
Corporate Secretary
Phone: 203 299-8000
Fax: 203 299-8948
FX: 203-595-0160
FX 203-299-8915

[PCLN: Rule 14a-8 Proposal, December 17, 2007, Updated January 2, 2008]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Special meetings allow investors to vote on important matters, such as a major acquisition, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

John Chevedden, Redondo Beach, Calif. said shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder input on the timing of shareholder meetings is especially important regarding a major acquisition or restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). As a result Honeywell announced that it would adopt this proposal topic in a December 2007 news release.

Fidelity and Vanguard also support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

Please encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

January 29, 2008

priceline.com Incorporated
800 Connecticut Avenue
Norwalk, CT 06854

Re: Stockholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to priceline.com Incorporated, a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"). The Proposal recommends that the Board of Directors of the Company (the "Board") "amend [the Company's] bylaws and other appropriate governing documents to give holders of at least 10% of our outstanding common stock ... the power to call a special shareholder meeting ...." The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), (2) the By-laws of the Company, adopted as of March 29, 1999 (the "By-laws"), and (3) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law").

Meetings of stockholders of Delaware corporations are governed by the General Corporation Law and a corporation's certificate of incorporation and bylaws. Section 211(d) of the General Corporation Law provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Accordingly, stockholders do not have the authority to call special meetings of stockholders unless such right is so conferred in the certificate of incorporation or the bylaws. See also 8 Del. C. § 102(b)(1) ("the certificate of incorporation may also contain ... any provision creating, defining, limiting and regulating the powers of ... the stockholders, or any class of the stockholders ... if such provisions are not contrary to the laws of this State ... .").

Article FIFTH Section 7 of the Company's Certificate of Incorporation provides that "special meetings of the stockholders of the [Company] . . . may be called by either (i) the Chairman of the [Board] ... , (ii) the Vice Chairman of the [Board] ... , (iii) the Chief Executive Officer of the [Company] or (iv) the [Board] ...." That Section also explicitly provides that "stockholders of the [Company] may not call a special meeting of the stockholders of the [Company]."

Delaware case law supports the Company's grant of such exclusive authority to the Board, the Chairman of the Board, the Vice Chairman of the Board and the Chief Executive Officer of the Company. In Burr v. Burr Corp., 291 A.2d 409 (Del. Ch. 1972), the Court of Chancery held that a corporation may, by an unambiguous provision in its certificate of incorporation, modify certain rights of stockholders. In Burr, the plaintiff challenged an amendment to Burr Corporation's bylaws permitting stockholders to fill vacancies on the board of directors. The plaintiff contended that the amendment conflicted with a provision in the corporation's certificate of incorporation, which provided that directors shall be elected at the annual meeting of stockholders. Rejecting the plaintiff's argument that the charter provision precluded stockholders from electing directors to fill vacancies at a special meeting, the Court reasoned that "one who contends that such a construction must be made should be able to point to clear language in the charter evidencing that requirement." Id. at 411 (citing Investment Associates, Inc. v. Standard Power and Light Corp., 48 A.2d 501 (Del. Ch. 1946), aff'd 51 A.2d 572 (Del. 1947). Here, the Company can point to specific language in its Certificate of Incorporation evidencing a clear intent to limit the authority to call a special meeting of the Company's stockholders. Consistent with Sections 211(d) and 102(b)(1), Article FIFTH Section

7 authorizes the Board and the other named individuals to call special meetings of stockholders and specifically provides that "stockholders of the [Company] may not call a special meeting. . ."

The Proposal requests that the Board amend the Company's "bylaws and other appropriate corporate documents" to permit persons other than the Board, the Chairman of the Board, the Vice Chairman of the Board and the Chief Executive Officer of the Company to call a special meeting of stockholders. Such a bylaw would, however, be invalid because it would be in conflict with Article FIFTH Section 7 of the Certificate of Incorporation. The permissible scope of a bylaw of a Delaware corporation is governed by Section 109 of the General Corporation Law, which provides, in pertinent part, as follows:

> The bylaws may contain any provision, *not inconsistent with law or with the Certificate of Incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). While the Board of Directors is authorized to make, alter and repeal the Company's By-laws, that authority may not be exercised in a manner inconsistent with the General Corporation Law or the certificate of incorporation. A bylaw in conflict with the General Corporation Law or with the certificate of incorporation is a nullity. See Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("[A] corporation's by-laws may never contradict its certificate of incorporation."); Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990) ("Where a by-law provision is in conflict with a provision of the charter, the by-law is a 'nullity.'"); Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972) (stating that "a by-law in conflict with the certificate of incorporation is a nullity"); Prickett v. American Steel & Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969) (finding that a "by-law provision [was] in conflict with the charter and [was] therefore void"); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960) (finding that ("a bylaw which is in conflict with a provision in a certificate of incorporation is invalid"); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929) ("The by-laws must succumb to the superior authority of the charter; the charter if it conflicts with the statute must give way; and the statute, if it conflicts with constitution, is void."). Accordingly, because the proposed By-law amendment would necessarily conflict with Article FIFTH Section 7 of the Certificate of Incorporation, any By-law amendment adopted in order to implement the Proposal would violate the General Corporation Law.

Based upon the foregoing, it is our opinion that the Proposal, if implemented, would violate Delaware law. The Company's Certificate of Incorporation permits only the Board, Chairman of the Board, Vice Chairman of the Board or Chief Executive Officer of the Company to call a special meeting of the stockholders of the Company. Accordingly, any By-law amendment to permit special meetings of stockholders to be called by persons other than members of the Board and these named individuals would create a conflict between the By-laws and the Certificate of Incorporation in contravention of Delaware law.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Commission and Baker & McKenzie LLP, the Company's outside counsel, may rely upon this opinion in connection with any correspondence with the Commission relating to the Proposal.

Very truly yours,

Potter Anderson & Corroon LLP

843545v4

EXHIBIT C

EXHIBIT 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PRICELINE.COM INCORPORATED

Pursuant to Sections 228, 242 and 245 of

the Delaware General Corporation Law

Priceline.com Incorporated, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

(1) The name of the Corporation is priceline.com Incorporated.

(2) The date of filing of the Corporation's original certificate of incorporation with the Secretary of State is July 30, 1998.

(3) This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and adopted by the holders of a majority of the issued and outstanding shares of capital stock of the Corporation, in accordance with Sections 228,242 and 245 of the Delaware General Corporation Law.

(4) The Corporation's Certificate of Incorporation, as heretofore amended, is hereby restated, integrated and amended to read in its entirety as follows:

FIRST: The name of the Corporation is priceline.com Incorporated (hereinafter, the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at that address is Corporation Service Company.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000,000,000 shares of common stock, each having a par value of one penny ($0.008), and 150,000,000 shares of preferred stock, each having a par value of one penny ($0.01).

The Board of Directors of the Corporation is expressly authorized to provide for the issuance of all or any shares of the preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors of the Corporation providing for the issuance of such class or series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock of the Corporation at such price or prices or at such rates of exchange and with such adjustments; and/or (v) entitled to voting rights, including extraordinary or limited voting rights; all as may be stated in such resolution or resolutions.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation.

(2) The directors of the Corporation shall have concurrent power with the stockholders of the Corporation to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors of the Corporation need not be by written ballot unless the By-Laws of the Corporation so provide.

(4) No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article FIFTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or

modification with respect to acts or omissions occurring prior to such repeal or modification.

(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors of the Corporation are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders of the Corporation; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors of the Corporation which would have been valid if such By-Laws had not been adopted.

(6) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation, and the stockholders of the Corporation may not act by written consent.

(7) Unless otherwise required by law, special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called by either (i) the Chairman of the Board of Directors of the Corporation, if there be one, (ii) the Vice Chairman of the Board of Directors of the Corporation, if there be one, (iii) the Chief Executive Officer of the Corporation or (iv) the Board of Directors of the Corporation, and the stockholders of the Corporation may not call a special meeting of the stockholders of the Corporation.

SIXTH: Meetings of the stockholders of the Corporation may be held within or without the State of Delaware, as the By-Laws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the By-Laws of the Corporation.

SEVENTH: The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; PROVIDED, HOWEVER, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation. The right to indemnification conferred by this Article SEVENTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

The Corporation may, to the extent authorized from time to time by the Board of Directors of the Corporation, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article SEVENTH to directors and officers of the Corporation.

The rights to indemnification and to the advancement of expenses conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Amended and Restated Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of the stockholders of the Corporation or disinterested directors of the Corporation or otherwise.

Any repeal or modification of this Article SEVENTH shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders of the Corporation herein are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by the Secretary of the Corporation this 31st day of March, 1999.

/s/ Melissa M. Taub
Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 priceline.com Incorporated (PCLN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is to request that the company, through its January 31, 2008 no action request, not be permitted to redraft this January 2, 2008 rule 14a-8 proposal as follows and then proceed to argue about excluding the company redrafting of the shareholder proposal:

> RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws ~~and any other appropriate governing documents~~ to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Since this proposal calls for "our board to take the steps necessary to amend our bylaws *and any other appropriate governing documents*," the Certificate of Incorporation would be included in the "other appropriate governing documents."

The retention of the original rule 14a-8 proposal text thus negates the following company arguments:

Rule 14a-8(i)(2)
Rule 14a-8(i)(1)

And materially impacts:

Rule 14a-8(i)(3)

Additionally the "steps necessary" text of the resolution is validated in Wal-Mart Stores, Inc. (March 20, 2007) (Bold added):

[STAFF REPLY LETTER]

March 20, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Wal-Mart Stores, Inc. Incoming letter dated January 22, 2007

The proposal recommends that the board "take all the steps in their power" to adopt cumulative voting.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

/s/

Gregory S. Belliston

Attorney-Advisor

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Peter Millones <Peter.Millones@priceline.com>

BAKER & MCKENZIE

Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601, USA

Tel: +1 312 861 8000
Fax: +1 312 861 2899
chicago.information@bakernet.com
www.bakernet.com

February 7, 2008

Christopher M. Bartoli
Tel: +1 312 861 8676
christopher.m.bartoli@bakernet.com

By Hand Delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: *Stockholder Proposal of John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, priceline.com Incorporated, a Delaware corporation (the "Corporation"), we write in response to John Chevedden's (the "Proponent") letter dated January 31, 2008 regarding the Corporation's no-action request to the staff of the Division of Corporation Finance (the "Staff") of that same date (the "Corporation's Initial Response Letter"). The Proponent has mischaracterized the Corporation's arguments by stating that the Corporation has redrafted the Proposal and ignored portions of his Proposal. Significantly, however, in his latest response, the Proponent ignores the recent, prior no-action positions by the Staff highlighted in the Corporation's Initial Response Letter with respect to substantially similar shareholder proposals to the Proposal. *See Tiffany & Co.* (avail. Mar. 26, 2007); *see also Tiffany & Co.* (avail. Mar. 13, 2007) (stockholder proposal requesting an amendment to the bylaws/governing documents to provide certain stockholders with the power to call a special stockholder meeting excludable under Rule 14a-8(i)(2) because it conflicted with the certificate of incorporation, thereby violating state law); *Northrup Grumman Corp.* (avail. Mar. 26, 2007); *see also Northrup Grumman Corp.* (avail. Mar. 13, 2007) (stockholder proposal requesting an amendment to the bylaws/governing documents to provide certain stockholders with the power to call a special stockholder meeting excludable under Rule 14a-8(i)(2) because it conflicted with the certificate of incorporation, thereby violating state law).

In both *Tiffany* and *Northrup Grumman*, the Staff permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would have resulted in a conflict between the bylaws/governing documents of those companies and the certificate of incorporation, thereby causing the company to violate state law. Significantly, and contrary to the Proponent's characterization of the Corporation's Initial Response Letter to the Proposal in question here, the Staff in both *Tiffany* and *Northrup Grumman* rejected and drew no distinction from the proponent's replacement of the word "bylaws" with "governing documents" where the effect of the proposal would cause the company to violate state law. In the Proposal made to the Corporation here, the Proponent has simply added both references rather than replacing "bylaws" with "governing documents." However, as in *Tiffany* and *Northrup Grumman*, the Proposal here, if implemented, would cause the

Corporation to violate state law. *See Legal Opinion of Potter Anderson & Corroon LLP attached as Exhibit B to the Corporation's Initial Response Letter.* Accordingly, based on the prior Staff decisions in *Tiffany* and *Northrup Grumman*, and for the other reasons set forth in the Corporation's Initial Response Letter, on behalf of the Corporation, we request that the Staff concur that the Corporation may exclude the Proposal from the Corporation's proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders.

In accordance with SEC rules, we have enclosed six copies of this letter. We have also concurrently sent a copy of this correspondence to the Proponent pursuant to Rule 14a-8(j).

Please feel free to contact me at (312) 861-8676 if you require any additional information or if you have any questions.

Sincerely,

Christopher M. Bartoli

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 priceline.com Incorporated (PCLN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company February 7, 2008 supplement makes a raw unsupported statement regarding the company's discredited argument in addressing its redrafted version of the rule 14a-8 proposal – instead of the actual verbatim rule 14a-8 proposal.

Then the company diverts the reader to the Tiffany and Northrop cases in which the factor was the omission of "take the steps necessary" which clearly does not apply to this proposal which states (bold added):

> RESOLVED, Shareholders ask our board to **take the steps necessary** to amend our bylaws **and any other appropriate governing documents** to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

The Northrop proposal and the Tiffany proposals respectfully stated:

> RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% to 25% of the outstanding common stock the power to call a special shareholder meeting. (Northrop)
>
> RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting. (Tiffany)

This continues with the January 31, 2008 shareholder response letter revised, including the addition of the bold **Rule 14a-8(i)(6)** below:

This is to request that the company, through its January 31, 2008 no action request, not be permitted to redraft this January 2, 2008 rule 14a-8 proposal as follows and then proceed to argue about excluding the company redrafting of the shareholder proposal:

> RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws ~~and any other appropriate governing documents~~ to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Since this proposal calls for "our board to take the steps necessary to amend our bylaws *and any other appropriate governing documents*," the Certificate of Incorporation would be included in the "other appropriate governing documents."

The retention of the original verbatim rule 14a-8 proposal text thus negates the following company arguments:

Rule 14a-8(i)(2)
Rule 14a-8(i)(1)
Rule 14a-8(i)(6)

And materially impacts:

Rule 14a-8(i)(3)

Additionally the "steps necessary" text of the resolution is validated in Wal-Mart Stores, Inc. (March 20, 2007) (Bold added):

[STAFF REPLY LETTER]

March 20, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Wal-Mart Stores, Inc. Incoming letter dated January 22, 2007

The proposal recommends that the board "take all the steps in their power" to adopt cumulative voting.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

/s/

Gregory S. Belliston

Attorney-Advisor

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 31, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Peter Millones <Peter.Millones@priceline.com>

BAKER & MCKENZIE

Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601, USA

Tel: +1 312 861 8000
Fax: +1 312 861 2899
chicago.information@bakernet.com
www.bakernet.com

RECEIVED

2008 FEB 14 PM 2:59

..FICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 14, 2008

Christopher M. Bartoli
Tel: +1 312 861 8676
christopher.m.bartoli@bakernet.com

By Hand Delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: *Stockholder Proposal of John Chevedden*
Securities and Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, priceline.com Incorporated, a Delaware corporation (the "Corporation"), we write in response to John Chevedden's (the "Proponent") letter dated February 11, 2008 (the "Proponent's Second Reply Letter") regarding the Corporation's reply letter dated February 7, 2008 (the "Corporation's Second Response Letter"). In the Proponent's Second Reply Letter, the Proponent cites the language "take the steps necessary" in support of his view as to why the Proposal should not be excluded from the Corporation's proxy materials. However, the addition of this language does not change the fact (which is not refuted by the Proponent) that the change to the Corporation's Bylaws requested by the Proposal would cause the Corporation to violate Delaware law. The Staff has recognized this fact on numerous prior occasions, permitting companies to exclude under Rule 14a-8(i)(2) stockholder proposals requesting that the board take the "steps necessary" or using similar language where the effect of the proposal would cause the company to violate state law. *See PG&E Corporation* (avail. Feb. 14, 2006) (stockholder proposal requesting that the board "initiate an appropriate process" to amend the company's governing documents, including charter or bylaws if practicable, excludable under Rule 14a-8(i)(2) because implementation of the proposal would violate state law); *Safeway, Inc.* (avail. Mar. 28, 2005) (stockholder proposal requesting that the board take the "necessary steps" to the amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); *Bank of America Corporation* (avail. Mar. 15, 2005) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); *The Allstate Corporation* (avail. Feb. 3, 2005) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable pursuant to Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); *Bank of America Corporation* (avail. Feb. 2, 2005) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); *Exxon Mobil Corporation* (avail. Jan. 18, 2005) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); *GenCorp, Inc.* (avail. Dec. 20, 2004) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

Additionally, the Staff has permitted the exclusion of other stockholder proposals requesting that the board take the "steps necessary" or using other similar language under various other provisions of Rule 14a-8. *See Nicor Inc.* (avail. Jan. 28, 2008) (stockholder proposal requesting the company to take the "necessary steps" excludable pursuant to Rule 14a-8(i)(10) because the proposal was substantially implemented by the company); *Ford Motor Company* (avail. Jan. 9, 2008) (stockholder proposal requesting that the board take the "necessary steps" excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations); *H.J. Heinz Company* (avail. Apr. 23, 2007) (stockholder proposal requesting that the board take "each step necessary" excludable under Rule 14a-8(i)(9) because the stockholder proposal conflicted with a similar company proposal); *Alaska Air Group, Inc.* (avail. Apr. 11, 2007) (stockholder proposal requesting that the board "complete the appropriate process" to amend the company's governance documents excludable pursuant to Rule 14a-8(i)(3) because the proposal was vague and indefinite).

In summary, the Staff has permitted the exclusion of proposals with precatory phrases such as "steps necessary" under Rule 14a-8(i)(2) where implementation of the proposals would violate state law, and under various other provisions of Rule 14a-8, including parts (i)(3), (i)(7), (i)(9), and (i)(10). Therefore, for these reasons and for the other reasons set forth in the Corporation's Initial and Second Response Letters, on behalf of the Corporation, we request that the Staff concur that the Corporation may exclude the Proposal from the Corporation's proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders.

In accordance with SEC rules, we have enclosed six copies of this letter. We have also concurrently sent a copy of this correspondence to the Proponent pursuant to Rule 14a-8(j).

Please feel free to contact me at (312) 861-8676 if you require any additional information or if you have any questions.

Sincerely,

Christopher M. Bartoli

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: priceline.com Incorporated
Incoming letter dated January 31, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and any other appropriate governing documents to give holders of 10% of priceline.com's outstanding common stock the power to call a special shareholder meeting.

We are unable to concur in your view that priceline.com may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that priceline.com may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that priceline.com may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that priceline.com may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that priceline.com may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that priceline.com may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that priceline.com may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that priceline.com may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Peggy Kim
Attorney-Adviser


END